April 30, 2010


Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Touchstone Institutional Funds Trust
    File Nos. 811-21113 and 333-119865

Dear Mr. Ganley:

This will confirm our telephone conversation on Tuesday April 20, 2010 regarding the 485(a) filing made by the Touchstone Institutional Funds Trust ("Registrant") on February 26, 2010. Your comments and the Registrant's responses are set forth below:

PROSPECTUSES

Comment

You suggested that we add captions or headings to the risks discussed in the section titled "The Key Risks" for each Fund.

Response

The Registrant believes that the risks are written in a concise, clear manner and that further streamlining may make such disclosure less useful to the reader.

Comment

In regards to the section titled "Tax Information" in each summary section, you asked that we add disclosure explaining that tax-deferred accounts are not subject to taxation but may be taxed when the shares of the account are withdrawn.

Response

The requested change has been made.

Comment

In regards to the first paragraph under the section titled "Can a Fund Depart From its Normal Investment Strategies," you asked that we add the underlined terms in the following sentence:

In addition to the principal investments and strategies described in the summary sections of the prospectus, each Fund also may invest in other securities, use other strategies and engage in other investment practices.


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Response

The requested change has been made.

Comment

In regards to the risks listed under the section titled "What are the Principal Risks of Investing in the Funds," you asked that these risks be discussed in the summary section of each Fund as well. If we determine that these risks are not considered principal risks, then you asked that we change the section heading accordingly.

Response

The requested change has been made.

Comment

In regards to the second paragraph in the section titled "Related Performance Information for Similar Accounts Managed by Sands Capital," you asked that we add the underlined term in the following sentence:

The tables below are designed to show you how composites of all substantially similar growth equity accounts managed by Sands Capital performed over various periods in the past.

Response

The requested change has been made.

Comment

In regards to the second performance table in the section titled "Related Performance Information for Similar Accounts Managed by Sands Capital," you asked that we remove the underlined term in the following heading:

Average Annual Returns - 1992 to 2009 as of December 31, 2009

Response

The requested change has been made.

Comment

Under the section titled "Portfolio Managers," you asked that we clarify the work experience for the past 5 years for Frank M. Sands, Jr. and Gretchen Novak.

Response

The requested change has been made.


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Comment

For the Touchstone Mazama Institutional Growth Fund, you asked that we confirm that the three portfolio managers listed are the individuals that are primarily responsible for day to day management of the Fund (per Item 5 of the Form N-1A Instructions) and that the four Sector Portfolio Managers and four Research Analysts discussed in the prospectus are supporting the three main portfolio managers.

Response

We are confirming the above statements.

SAI

Comment

You asked that we include the new disclosure in the SAI regarding compensation, governance and risk that is required in all N-1A filings made on or after February 28, 2010.

Response

We are confirming that the new disclosure will be in the SAI filed as form type 485BPOS on or around April 30, 2010.

In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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